

Konstantin Maslennikov · 3rd

CEO and founder at HereYouGo

Palo Alto, California, United States · 500+ connections ·

Contact info

 **HereYouGo**

 **Stanford University Graduate School of..**

Featured



🚗**Waymo is opening self-driving robo-taxi to the gene**
public
YouTube

#waymo #launch #selfdriving #cars News about self-driv
technology industry and comments of our expert CEO of
HereYouGo, startup in self-driving area - Konstantin
Maslennikov. https://twitter.com/maslennikof // LINKS Lir

Activity

1,313 followers

 **With Steven Callander my Stanford professor. Sometimes we brainstorm...**
Konstantin shared this
17 Reactions

 **I really like that photo!**
Konstantin commented

 **Good idea!)**

 **My new video about special la**

 Konstantin commented

 self-driving in Michigan

Konstantin shared this

3 Reactions

